Exhibit (e)(1)

Excerpts from the Versar, Inc. Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on May 24, 2017

STOCK OWNERSHIP INFORMATION

Stock Ownership of Certain Beneficial Owners

The table below sets forth, as of March 1, 2017 the only persons known by the Company to be the beneficial owners of more than 5% of the outstanding shares of Common Stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class of Stock
Ariel Investments, LLC (1) 200 E. Randolph Drive, Suite 200 Chicago, IL 60601	1,765,373	17.8
Wedbush, Inc. (2) 1000 Wilshire Boulevard Los Angeles, California 90017	698,514	7.00
Dr. Robert L. Durfee (3) 6850 Versar Center Springfield, VA 22151	596,948	5.66
Illinois Municipal Retirement Fund (4) 2211 York Road, Suite 500 Oak Brook, IL 60523	557,335	5.6

(1)           The information with respect to the shares of Common Stock held by Ariel Investments, LLC (“Ariel”) is based on a filing made on Schedule 13G/A on February 14, 2017 with the U.S. Securities and Exchange Commission (the “SEC”) by Ariel. Ariel reports sole voting power as to 1,032,735 shares and sole dispositive power as to 1,765,373 such shares.

(2)           The information with respect to the shares of Common Stock held by Wedbush, Inc. is based on filings made on Schedule 13G/A on February 15, 2017 with the SEC by Wedbush, Inc., Edward W. Wedbush and Wedbush Securities, Inc. (collectively, “Wedbush”) filing as a group. Wedbush reports that Wedbush, Inc. has sole voting and sole dispositive power as to 218,268 shares. Edward W. Wedbush has the sole voting and sole dispositive power as to 365,255 shares. Wedbush Securities, Inc. has sole voting and sole dispositive power as to zero shares. Wedbush, Inc. has shared voting and dispositive power as to 218,268 shares. Edward W. Wedbush has shared voting power as to 583,523 and shared dispositive power as to 698,514 shares. Wedbush Securities, Inc. has shared voting power as to 218,268 shares and shared dispositive power as to 328,259.

(3)           For a description of the nature of the beneficial ownership of Dr. Durfee, see “Stock Ownership of Directors and Officers” on page 14. The information with respect to shares of Common Stock held by Dr. Durfee is based upon filings with the SEC and information supplied by Dr. Durfee.

(4)           The information with respect to the shares of Common Stock held by Illinois Municipal Retirement Fund (“IMRF”) is based on filings made on Schedule 13G on February 11, 2013 with the SEC by IMRF. IMRF reports sole voting and shared dispositive power with respect to all such shares.

Stock Ownership of Directors and Officers

The following table sets forth certain information regarding the ownership of Versar’s Common Stock by the Company’s Directors and each named executive officer listed in the Summary Compensation Table, each nominee for Director and the Company’s Directors and executive officers as a group, as of March 1, 2016.

	Shares of Common Stock Beneficially Owned as of March 1, 2017 (1)
Individual or Group	Number (5)	Percent
Paul J. Hoeper	124,590	1.25
Robert L. Durfee	594,413	5.66
James L. Gallagher	58,390	*
Amoretta M. Hoeber	56,790	*
Amir A. Metry	74,519	*
Anthony L. Otten (2)	119,442	1.20
Frederick M. Strader	25,000	*
Jeffrey A. Wagonhurst	82,346	*
Cynthia A. Downes (3)	33,035	*
James D. Villa (4)	21,180	*
Linda M. McKnight	21,498	*
All directors and executive officers as a group (11 persons) (4)	1,234,540	12.09

* = Less than 1%

(1)           For the purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 under the Securities and Exchange Act, as amended. The table includes all unvested shares of restricted stock and restricted stock units owned by the individual.

(2)           Mr. Otten is a Trustee of Versar Inc.’s 401(k) Plan and as such, he has shared investment power as to 223,880 shares and shared voting power as to 223,880 shares held by this plan. Mr. Otten disclaims beneficial ownership of the plan shares arising solely from his position as Trustee, none of which are included in the above table.

(3)           Ms. Downes is a Trustee of Versar Inc.’s 401(k) Plan and as such she has shared investment power over 223,880 shares and shared voting power over 223,880 shares held by this plan. Ms. Downes disclaims beneficial ownerships of the plan shares arising solely from her position as Trustee, none which are included in the above table.

(4)          Mr. Villa is a Trustee of Versar Inc.’s 401(k) Plan and as such he has shared investment power over 223,880 shares and a shared voting power over 223,880 shares held by this plan. Mr. Villa disclaims beneficial ownerships of the plan shares arising solely from his position as Trustee, none of which are included in the above table.

(5)           Excludes shares held by Versar Inc.’s 401(k) Plan as described in notes 3 and 5. Includes restricted stock units that have not yet vested.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) requires Versar’s executive officers, directors and persons who beneficially own more than 10% of Versar’s Common Stock to file initial reports of ownership and reports of changes in ownership with the SEC. Based solely on Versar’s review of such reports furnished to Versar, Versar believes that all reports required to be filed by persons subject to Section 16(a) of the Exchange Act, and the rules and regulations thereunder, during fiscal 2016, were timely filed.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The following Compensation Discussion and Analysis reviews the executive compensation program, policies and decisions of the Company’s Compensation Committee with respect to the Company’s executive officers listed in the Summary Compensation Table below (the “Named Executive Officers”). For fiscal 2016, the named executive officers are:

Name	Position
Anthony L. Otten	Chief Executive Officer
Jeffrey A. Wagonhurst	President and Chief Operating Officer
Cynthia A. Downes	Executive Vice President, Chief Financial Officer and Treasurer
James D. Villa	Senior Vice President, General Counsel, Secretary and Chief Compliance Officer
Linda M. McKnight	Senior Vice President, Business Development

Executive Compensation Philosophies and Policies

The compensation philosophy of the Compensation Committee (the “Committee”) is built on the principles of pay for performance, stock ownership and alignment of management interests with the long-term interest of the Shareholders. The Committee’s executive compensation policies are designed to provide competitive levels of compensation that integrate pay with performance, recognize individual initiative and achievements and assist the Company in attracting and retaining qualified executive officers. The target levels of new executive officers’ overall compensation are intended to be aligned with and benchmarked against compensation in the professional services industry for similar executives. In addition, the Committee seeks to provide a clear and transparent executive compensation process that reflects the understanding, input and decision factors that make the compensation and incentive system a valuable tool to increase Shareholder value.

The Company’s executive compensation program includes three components:

•      Base Salary —Salaries are benchmarked against those paid to other executives in the professional services industry as determined based on information provided from time to time by the Committee’s compensation consultant, as described below.

•      Long-Term Equity Incentive Awards — The purpose of this element of the Company’s executive compensation program is to link the Company’s most senior managers’ compensation with the long-term interests of the Company’s Shareholders, as well as the performance of the Company in a single fiscal year. Long-term incentive awards may be granted to named executive officers and other employees usually in the form of restricted stock or restricted stock units from a pool established under an incentive pay for performance plan at the beginning of each fiscal year by the Committee and approved by the Board. The Committee bases its decision to grant such awards, if a pool is established, on the individual’s performance and potential to contribute to the creation of Shareholder value. In February 2015, the Committee approved a Long-Term Incentive Compensation Program under which long-term incentive awards in the form of restricted stock units may be granted to the Company’s Chief Executive Officer, President/Chief Operating Officer and Chief Financial Officer based on a formula if the Company achieves certain defined growth in diluted earnings per share each year. The Long-Term Incentive Compensation Program is effective from fiscal 2015 through fiscal 2017. The Company had a similar program that operated for fiscal 2011 through 2014.

•      Non-Equity Incentive Plan Compensation — Non-equity incentive plan compensation is paid in cash pursuant to the above-noted incentive pay for performance plan and seeks to reward performance achieved during the applicable fiscal year. This pay for performance incentive plan balances the short-term and long-term needs of the Company. Under the non-equity incentive plan compensation element of the plan, a cash incentive pool is recommended each fiscal year upon the Company’s attainment of certain financial targets set by the Board. If the Company meets the targets, the Committee then determines the allocation of a pre-determined portion of the cash incentive pool among the executive officers based on each executive officer’s position and individual contribution to the Company’s performance. Each executive officer’s performance is measured against financial, profitability, growth, strategic and operational goals consistent with the Company’s business plan. For the immediate future, greater emphasis is focused on the short-term well-being of Versar in determining the allocation of cash awards to executive officers.

Impact of 2015 “Say on Pay” Advisory Vote.

We provided our shareholders with an advisory “say on pay” vote on the compensation of our named executive officers at our 2015 Annual Meeting of Shareholders. We received approximately 83.6% support in such vote. The Compensation Committee evaluated the results of this vote when making the determinations described herein and, as a result, the Compensation Committee has continued to apply substantially similar effective principles and philosophy it has used in previous years in determining executive compensation and made no material changes in fiscal 2016. The Compensation Committee will continue to consider shareholder concerns and feedback in the future.

Incentive Compensation Philosophy and Policies

Incentive Compensation Pay For Performance Plan

The Committee annually establishes a company-wide Incentive Compensation Pay For Performance Plan (“Incentive Plan”) at its first meeting held during the fiscal year. The Incentive Plan is based on a set of general principles that apply to all elements of compensation and establish the rules for awarding non-equity incentive plan compensation and stock-based compensation. The Incentive Plan consists of two parts: the first part is a written Incentive Compensation Plan, which was adopted in September 2010 and, the second part consists of annual general principles and guidelines for incentive compensation, including performance criteria, defined incentive groups and the target percentages of the pool to be allocated to each group for the fiscal year. The guidelines applicable to all elements of the Company’s compensation program and that apply directly to the Incentive Plan each year include:

•      The senior management team’s compensation is linked to Versar’s profitability, growth and strategic position;

•      The Incentive Plan’s key concept, pay for performance, balances short-term needs and long-term goals of the Company and the senior management team;

•      The Pay For Performance concept is applicable to all elements of compensation, including base salary and merit increases, non-equity incentive plan compensation and restricted stock awards;

•      The Incentive Plan is simple, rational, consistent and based on agreed-upon measurable parameters;

•      The Incentive Plan is based upon the Company’s achievement of certain levels of pre-tax income; and

•      The Incentive Plan is driven by a combination of metrics, depending on the level of management. The intent is that all levels of senior management have a significant portion of their compensation tied to the Company’s performance.

For fiscal 2016, the Committee determined that individual Incentive Plan awards would be based 10% to 60% on financial goals emphasizing the short-term well-being of Versar and 40% to 90% upon meeting strategic growth and sustainability goals of Versar over a longer period.

Restricted Stock Awards. Awards of restricted stock or restricted stock units (“restricted stock”) take into account both past performance and the need to provide the executive officers, other managers and key employees with an incentive to drive future performance of the Company. Restricted stock is also used as an incentive for future performance and long-term retention and commitment to the Company’s future. Restricted stock awards are currently made under the Company’s 2010 Stock Incentive Plan. While this Plan allows the use of stock options and other forms of stock-based awards, the Committee has determined that all awards will currently be in the form of restricted stock and restricted stock units, because restricted stock provides an opportunity to tie employees’ incentives to the growth of Shareholder value while potentially having less of an impact than stock options from an accounting standpoint on the earnings of the Company.

In the fiscal 2016 Incentive Plan, the number of restricted shares available for award was based on the same measure used to establish the size of the cash bonus pool, subject to a minimum and maximum award range. For fiscal 2016, the minimum pool for restricted stock awards was set at 25,000 shares and the maximum pool was 150,000 shares. Shares of restricted stock are awarded from the pool in the discretion of the Compensation Committee. The Incentive Plan for fiscal 2017 follows the same format as the previous year, and the minimum pool will be 25,000 shares and the maximum pool will be 175,000 shares.

Non-Equity Incentive Plan Compensation. Under the Incentive Plan, if the Company meets the minimum pre-tax income targets set in advance by the Board, then a non-equity incentive plan compensation pool is created. For fiscal 2016, the Board set the sole criteria for the creation of the non-equity incentive plan compensation pool as the Company’s pre-tax income. The minimum goal for fiscal 2016 was $4.1 million in pre-tax income, with a non-equity incentive plan compensation pool of $400,000 at that level. The non-equity incentive plan compensation pool was designed to increase as pre-tax income reached higher levels so that at $6.2 million of pre-tax income, a $1.6 million non-equity incentive plan compensation pool would be created. An executive officer’s participation in the pool, if any, is based on achievement of individually designed performance criteria. For fiscal 2017, the Board has again adopted a pre-tax income target for the non-equity incentive plan compensation pool. At this time, the Company believes that disclosure of the fiscal 2017 pre-tax income target could cause competitive harm to the Company’s business. While the Company believed that the fiscal 2017 target was challenging but attainable when adopted, based on performance to date in fiscal 2017, the Company does not anticipate a bonus pool will be created.

The fiscal 2016 non-equity incentive plan compensation pool was divided into six (6) levels: Executive Team, Senior Vice Presidents, Vice Presidents, Directors, Supervisors below Director Level and Non-Supervisors. There are varying percentages of participation by each group. If the Named Executive Officers and other senior managers are entitled to non-equity incentive plan compensation, the Committee will determine the allocation of non-equity incentive plan compensation among the named executive officers and other senior managers from the pools established for each category of employee, based on each executive officer’s or manager’s position, contribution to the Company including the achievement of established financial, strategic direction and leadership performance goals, and information regarding mid-range bonuses paid by others in the professional services industry based on information provided by its compensation consultant discussed below. The Incentive Plan for fiscal 2017 also divides the incentive groups into six (6) levels: Executive Team; Senior Vice Presidents, Vice Presidents, Directors, Supervisors below Director Level and Non-Supervisors.

Long-Term Incentive Compensation Program

On February 3, 2015, the Committee approved the Versar, Inc. 2015 Long-Term Incentive Compensation Program (the “LTICP”) adopted under the Company’s 2010 Stock Incentive Plan (the “2010 Plan”). The LTICP was effective as of June 28, 2014. The LTICP provides for the creation for each of fiscal 2015, 2016 and 2017 of a performance pool equal to 30% of the amount by which the Company’s diluted earnings per share exceeds that fiscal year’s target diluted earnings per share (which will be $0.299 for the 2015 Performance Period, $0.329 for the 2016 Performance Period and $0.362 for the 2017 Performance Period), times the weighted average number of the Company’s common stock outstanding, on a diluted basis (the “LTICP Pool”). The LTICP Pool shall in no event be less than zero for any fiscal year. To the extent that the LTICP Pool is zero in any fiscal year covered by the LTICP, no LTICP Pool will be created for the subsequent fiscal year.

In any year that an LTICP Pool is created, each participant in the LTICP may receive a restricted stock award pursuant to the 2010 Plan. The number of shares of restricted stock received by each participant will be calculated by multiplying the LTICP Pool by each participant’s designated percentage and then dividing the result by the fair market value of the Company’s common stock on the last day of the fiscal year to which the award relates. Each participant must be employed by the Company on the date the award amounts are determined in order to be eligible to receive an award, except as specified by the LTICP. The participants in the LTICP are the Company’s Chief Executive Officer, President/Chief Operating Officer and Chief Financial Officer and their participation percentages are 60%, 25% and 15%, respectively, subject to change by the Compensation Committee for any fiscal year.

One third of the restricted shares granted from the LTICP Pool will vest immediately following the Compensation Committee meeting at which such award is confirmed, and the remaining restricted shares will vest in equal proportions on the first and second anniversaries of the valuation date applicable to the restricted share award. Such restricted stock shall be forfeited if employment is terminated prior to vesting upon the terms set forth in the award agreement. Any unvested restricted shares will be subject to accelerated vesting if the Company’s board of directors determines in its discretion that the award recipients have complied with the terms of and objectives as set forth in the LTICP. Further, vesting will be suspended in any year in which the LTICP Pool is equal to zero or, in periods following fiscal 2017, if the Company fails to achieve the performance measures then established for that fiscal year. If in a succeeding performance period, as defined by the LTICP, an LTICP Pool is created, the previously suspended restricted stock awards will vest. Participation in the LTICP will generally cease upon termination of a participant’s service with the Company provided that if a participant’s service with the Company is terminated without cause, or by the participant for good reason, or as a result of retirement, death or disability after the end of a fiscal year but before the receipt of restricted shares under the LTICP has been determined, such participant will continue to participate and receive restricted shares from the LTICP Pool for the then completed fiscal year as if a continuing employee of the Company at that time. Upon a Change in Control, as defined by the 2010 Plan, all participation in the LTICP will cease and no further awards will occur. However, upon a Change in Control, any unvested restricted shares previously granted pursuant to the LTICP will immediately vest.

Compensation Process

Incentive Compensation Pay For Performance Plan

As noted above, in establishing the annual Incentive Plan, the Committee annually reviews the overall compensation of senior management, as well as the size and composition of the non-equity portion and stock-based award portion of the Incentive Plan at the beginning of each fiscal year.

At the same time, the Committee gathers data regarding the Company’s performance during the immediately preceding fiscal year to determine the awards to be made under the Incentive Plan for that then completed fiscal year.

In making its compensation decisions, the Committee has historically, and again in fiscal 2016, engaged the services of Steve Parker of HR-3D, a compensation consulting firm. Annually, Mr. Parker compiles information from publicly available compensation surveys and benchmarks, including those prepared by Willis Towers Watson, Radford Surveys & Consulting, and Culpepper and Associates, Inc., regarding companies in the professional services industry. The compilation prepared by Mr. Parker for fiscal 2016 included benchmarked compensation data for different executive levels of professional services companies of various sizes and in various geographic locations, but did not include the names of the individual companies whose salary data is utilized to compile the survey data. The publicly available compensation surveys and benchmarks used to prepare the compilation were chosen by Mr. Parker based on general direction from the Committee. Under the direction of Dr. Metry, Mr. Parker provided detailed information by type of executive position for fiscal 2016 focused on professional service companies with revenues in a range similar to that targeted by Versar over the same period. The compilation included an average of the mid-range of salaries and bonus percentages for the various executive levels within the professional services industry. In making compensation decisions, the Committee?s goal is to over time provide for executives? salaries and bonuses within a particular range based on averages as supported by the compilation.

The Committee also considers the accounting and tax impact to the Company of the proposed compensation. Section 162(m) of the Internal Revenue Code has not been a relevant factor in the Committee’s compensation decisions to date, because the levels of compensation historically paid to the executive officers have been substantially below the $1 million threshold set forth in Section 162(m). If the Committee were to consider compensation increases sufficient to reach this threshold, it would seek advice regarding application and impact of Section 162(m). In setting compensation, the Committee also considers ways to minimize the adverse tax consequences from the impact of Section 409A of the Internal Revenue Code. If an executive officer is entitled to nonqualified deferred compensation benefits, as defined by and subject to Section 409A, and such benefits do not comply with Section 409A, such executive officer would be subject to adverse tax treatment (including accelerated income recognition in the first year that benefits are no longer subject to a substantial risk of forfeiture) and a 20% penalty tax. Versar’s compensation plans and programs are, in general, designed to comply with the requirements of Section 409A so as to avoid possible adverse tax consequences.

Long-Term Incentive Compensation Program

The Committee annually reviews the LTICP in order to determine if the mechanics of the plan, including the calculation of the LTICP Pool and the vesting schedule of awards, remain appropriate, and to determine if the participants in the pool and their respective participation percentages should be modified. Otherwise, as the process in which awards are granted under the terms of the LTICP is fixed pursuant to the terms of the LTICP, the Committee has no further discretion with respect to awards under the LTICP.

Compensation Decisions

Base Salary

For current executive officers, the Committee intends to focus on providing significant incentive compensation to drive the Company’s performance rather than annual base salary increases, except as required in the case of misaligned salary levels or as deemed necessary following review of the executives’ overall compensation packages supported by surveys conducted by Mr. Parker of executive compensation at similar companies in the professional services industry.  After discussion of survey data included in the Company’s annual executive compensation analysis with Mr. Parker and consideration of the Company’s current financial situation, the Committee determined not to make any changes to base salaries, and has sought to reduce other prerequisites as appropriate.

Stock Based Awards (including Long-Term Incentive Compensation Program)

Restricted stock or restricted stock units may be awarded to executive officers pursuant to the terms of the annual Incentive Plan and the LTICP if the specified criteria are met. In fiscal 2016, the Company did not achieve the targets necessary to trigger the award of restricted stock or restricted stock units under the 2016 Incentive Plan and the LTICP.

The Committee did however approve certain discretionary grants of restricted stock units to executive officers as set out below.

As was reported in the Company’s Proxy Statement for its 2015 Annual Shareholders’ Meeting, the Company did not achieve the targets necessary to trigger the award of restricted stock or restricted stock units under the 2015 Incentive Plan and the LTICP. However, on September 1, 2015, after review of the Company’s overall performance and the efforts made by management with respect to achieving certain goals of the Company and in order to provide further incentives for improved performance in the future, the Committee approved the following grants of restricted stock units to named executive officers: Mr. Otten, 13,300 shares, Mr. Wagonhurst, 6,700 shares, Ms. Downes, 6,000 shares, Mr. Villa 2,700 shares and Ms. McKnight 2,700 shares. Fifty percent of these restricted stock units vest on each of the immediately succeeding two anniversaries of the date of grant until fully vested.

Further, the Committee approved an additional grant of restricted share units to each of the named executive officers on February 1, 2016 as follows: Mr. Otten, 18,000 shares, Mr. Wagonhurst 5,000 shares, Ms. Downes 9,000 shares, Mr. Villa 3,000 shares and Ms. McKnight 5,000 shares. Fifty percent of these restricted stock units vest on each of the immediately succeeding two anniversaries of the date of grant until fully vested Such grants were made to recognize the contributions of these individuals and to incent them to continue their performance on behalf of the Company.

Non-Equity Incentive Plan Compensation

In fiscal 2016, the Company did not achieve the targets necessary to trigger the accrual of a bonus pool under the 2016 Incentive Plan. Thus, no non-equity incentive plan compensation was paid to the named executive officers for fiscal 2016.

The Compensation Committee has reviewed and had the opportunity to discuss the Compensation Discussion and Analysis with management. Based on this review, the Compensation Committee recommends to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company’s Annual Report on Form 10-K.

Compensation Committee of the Board of Directors:

Dr. Amir A. Metry, Chair

Dr. Robert L. Durfee

Amoretta M. Hoeber

Frederick M. Strader

Summary Compensation Table

The following table presents compensation information earned by the Company’s Principal Executive Officer, Principal Financial Officer, each of the Company’s three other most highly compensated executive officers during the fiscal year ended July 1, 2016, and compared with the two prior years. We refer to these executive officers as our named executive officers in this Proxy Statement.

Name and Principal Position	Year	Salary ($)(1)		Bonus ($)	Stock Awards ($)(2)	All Other Compensation ($)(3)		Total ($)
Anthony L. Otten Chief Executive Officer	2016	375,000		—	84,305	36,775		496,080
Anthony L. Otten Chief Executive Officer	2015	331,068		—	—	20,196		351,264
	2014	325,000		—	16,252	16,802		358,054
Jeffrey A. Wagonhurst President and Chief Operating Officer	2016	270,000		—	32,585	30,923		339,508
Jeffrey A. Wagonhurst President and Chief Operating Officer	2015	261,154		—	—	19,390		280,544
	2014	263,285	(4)	—	13,000	17,422		293,707
Cynthia A. Downes Executive Vice President and Chief Financial Officer	2016	230,000		—	40,170	23,161		293,331
Cynthia A. Downes Executive Vice President and Chief Financial Officer	2015	230,000		—	—	14,723		244,724
	2014	230,000		—	11,499	13,669	(5)	255,168
James D. Villa Senior Vice President, General Counsel and Chief Compliance Officer	2016	210,000		—	22,763	18,210		250,973
James D. Villa Senior Vice President, General Counsel and Chief Compliance Officer	2015	210,000		—	—	16,940		226,940
	—	—		—	—	—		—
Linda M. McKnight Senior Vice President, Business Development	2016	200,000		—	20,385	21,271		241,656
Linda M. McKnight Senior Vice President, Business Development	2015	200,000		—	—	13,681		213,681
	—	—		—	—	—		—
	—	—		—	—	—		—

(1)           Includes regular base salary earnings for fiscal 2016, 2015 and 2014.

(2)           Amounts shown are the aggregate grant date fair value of time-based restricted stock unit awards computed in accordance with FASB ASC Topic 718.

(3)           Consists of the following: Any severance payments, payments for accrued personal time off after leaving the Company, Company paid life insurance, Company paid disability, executive medical reimbursement, and Company match to employee’s 401(k) Plan contribution.

(4)           Includes $2,500 for payout of personal time off in excess of 200 hours and $785 for service achievement

(5)           As previously reported included $51,167 for relocation expenses which actually were paid in a prior year.

Grants of Plan Based Awards

		Estimate Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares	Grant Date Fair Value of Stock and Option
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	of Stock or Units	Awards ($)(2)
Anthony L. Otten	(2)	210,000	262,500	450,000
9/1/15					13,300	40,565
2/1/16					18,000	43,740
Jeffrey A. Wagonhurst	(2)	108,000	135,000	162,000
9/1/15					6,700	20,435
2/1/16					5,000	12,150
Cynthia A. Downes	(2)	82,800	103,500	124,200
9/1/15					6,000	18,300
2/1/16					9,000	21,870
James D. Villa	(2)	58,800	73,500	88,200
9/1/15					2,700	8,235
2/1/16					3,000	7,290
Linda M. McKnight	(2)	56,000	70,000	84,000
9/1/15					2,700	8,235
2/1/16		—	—	—	5,000	12,150

(1)   Amounts represent the threshold (payment made if performance criteria met at 80% level for fiscal year), target (payment made if the performance criteria are met for the fiscal year) and maximum payouts (payment made if the performance criteria are exceeded for the fiscal year) under the 2016 Incentive Plan. No amounts were earned by the Named Executive Officers during fiscal 2016 as the performance criteria was not achieved at the minimum level.

(2)   The amounts in this column do not represent amounts the named executive officers received or are entitled to receive. Rather, the reported amounts represent the grant date fair values of the awards. The grant date fair value is determined in accordance with FASB ASC Topic 718 by multiplying the number of shares underlying the units granted by the closing price of the Company’s Common Stock on the grant date.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards			Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Anthony L. Otten	0	—	—	31,300	38,812
Jeffrey A. Wagonhurst	0	—	—	11,700	14,508
Cynthia A. Downes	0	—	—	15,000	18,000
James D. Villa	0	—	—	7,575	9,393
Linda M. McKnight	0	—	—	7,000	9,548

(1)   Based on the Fair Market Value of the Company’s Common Stock (based on the closing price for the Common Stock on the NYSE MKT) on July 1, 2016.

Stock Vested

Name	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)(1)
Anthony L. Otten	6,650	(2)	10,706.50
Jeffrey A. Wagonhurst	3,350	(2)	5,393.50
Cynthia A. Downes	3,000	(2)	4,830.00
James D. Villa	1,350	(2)	2,173.50
Linda M. McKnight	1,350	(2)	2,173.50

(1)           Calculated by multiplying the number of shares by the fair market value of the Company’s Common Stock (based on the closing price for the Common Stock on the NYSE MKT) on the date of vesting.

(2)           Represents the shares that vested on September 2, 2016 from the restricted stock unit award granted on September 2, 2015.

On September 1, 2015, the Company amended the change in controls severance agreements with Mr. Otten, Mr. Wagonhurst, Ms. Downes, Ms. McKnight and Mr. Villa and extended the term of the change in control agreements until September 13, 2017. The agreements provide that there is a “change in control” upon the occurrence of the first of the following events: an acquisition of a controlling interest (defined as 25% or more of the combined voting power of the Company’s then outstanding securities); if during the term of the agreement, individuals serving on the board at the time of the agreement, or their approved replacements, cease to constitute a majority of the board; a merger approval (subject to exceptions listed in the agreement); a sale of all or substantially all of the Company’s assets; a complete liquidation or dissolution of the Company, or a going private transaction. If a potential change in control occurs during the term, the termination date is automatically extended to the later of the existing termination date or the date that is six months from the date of the potential change in control. If a change in control occurs during the term, the termination date will not apply and the agreement will terminate only on the last day of the 24th calendar month beginning after the calendar month in which the change in control occurred. Under each of the agreements, severance benefits are payable to an executive officer if, during the term of the agreement and following a change in control, the executive’s employment is terminated by the Company without cause (other than as a result of his death or disability) or if the executive resigns for good reason (identified as a result of change in title, salary reduction, or change in geographic location). Severance benefits will also be triggered if, after a potential change in control, but before an actual change in control, the executive’s employment is terminated without cause or the executive resigns for good reason, if the termination is at the direction of a person who has entered into an agreement with the Company that will result in a change in control, or the event constituting good reason is at the direction of such a person. Finally, benefits will be triggered if a successor to the Company fails to assume the agreement. Severance benefits include: (i) a lump sum cash payment equal to two times the executive’s annual base salary, or, if higher, the annual base salary in effect immediately before the change in control, potential change in control or good reason event; (ii) a lump sum cash payment equal to two times the higher of the amounts paid to the executive under any existing bonus or incentive plan in the calendar year preceding the termination of his employment or the calendar year in which the change in control occurred; (iii) a lump sum payment for any amounts accrued under any other incentive plan; (iv) a continuation for 24 months of the life, disability and accident benefits the executive was receiving before the end of his employment; (v) a continuation for 18 months of the health and dental insurance benefits he or she was receiving before the end of his or her employment; (vi) a lump sum payment of $16,000 in lieu of medical benefits made available by the Company to its officers; (vii) all unvested options will immediately vest and remain exercisable of the longest period of time permitted by the applicable stock option plan; and (viii) all unvested restricted stock awards will immediately vest. Further, the Company may provide certain medical benefits to retired executive officers who serve as chief executive officer, president, executive vice president, senior vice president, corporate vice president, or a Board-elected vice president. A termination following a change in control will be deemed retirement for purposes of the provision of these medical benefits.

The following table estimates and summarizes potential payments and benefits, other than the benefits ordinarily available to salaried employees, that Mr. Otten would have received had his employment been terminated on the last day of fiscal 2016 under the circumstances described below.

	Salary $	Bonus $	Benefits $(1)
Termination or resignation following a change of control	750,000	0	37,694
Termination or resignation following a potential change of control	750,000	0	37,694
Successor fails to assume the contract	750,000	0	37,694

(1)           Payment for benefit costs paid by the Company on behalf of Mr. Otten that are not generally available to other employees for insurance and medical benefits calculated based on current applicable premiums.

The following table estimates and summarizes potential payments and benefits, other than the benefits ordinarily available to salaried employees, that Mr. Wagonhurst would have received had his employment been terminated on the last day of fiscal 2016 under the circumstances described below.

	Salary $	Bonus $	Benefits $(1)
Termination or resignation following a change of control	540,000	0	31,334
Termination or resignation following a potential change of control	540,000	0	31,334
Successor fails to assume the contract	540,000	0	31,334

(1)           Payment for benefit costs paid by the Company on behalf of Mr. Wagonhurst that are not generally available to other employees for insurance and medical benefits calculated based on current applicable premiums.

The following table estimates and summarizes potential payments and benefits, other than the benefits ordinarily available to salaried employees, that Ms. Downes would have received had her employment been terminated on the last day of fiscal 2016 under the circumstances described below.

	Salary $	Bonus $	Benefits $(1)
Termination or resignation following a change of control	460,000	0	31,526
Termination or resignation following a potential change of control	460,000	0	31,526
Successor fails to assume the contract	460,000	0	31,526

(1)           Payment for benefit costs paid by the Company on behalf of Ms. Downes that are not generally available to other employees for insurance and medical benefits calculated based on current applicable premiums.

The following table estimates and summarizes potential payments and benefits, other than the benefits ordinarily available to salaried employees, that Mr. Villa would have received had his employment been terminated on the last day of fiscal 2016 under the circumstances described below.

	Salary $	Bonus $	Benefits $(1)
Termination or resignation following a change of control	420,000	0	19,139
Termination or resignation following a potential change of control	420,000	0	19,139
Successor fails to assume the contract	420,000	0	19,139

(1)           Payment for benefit costs paid by the Company on behalf of Mr. Villa that are not generally available to other employees for insurance and medical benefits calculated based on current applicable premiums.

The following table estimates and summarizes potential payments and benefits, other than the benefits ordinarily available to salaried employees, that Ms. McKnight would have received had her employment been terminated on the last day of fiscal 2016 under the circumstances described below.

	Salary $	Bonus $	Benefits $(1)
Termination or resignation following a change of control	400,000	0	24,816
Termination or resignation following a potential change of control	400,000	0	24,816
Successor fails to assume the contract	400,000	0	24,816

(1)           Payment for benefit costs paid by the Company on behalf of Ms. McKnight that are not generally available to other employees for insurance and medical benefits calculated based on current applicable premiums.

COPORATE GOVERNANCE

Related Persons Transactions

The Company does not generally engage in related party transactions with its directors or executive officers or their affiliates. If a proposed related transaction arises, the Company will present such a transaction to the full Board for its review and approval.